PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated November 22, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-176882

Up to 183,059 Shares of Common Stock
at $10.50 Per Share

This supplements our prospectus dated November 22, 2011, relating to our offering for sale of shares of our common stock.

You should read this prospectus supplement with the prospectus, including any later amendments or supplements to it. This prospectus supplement is not complete without, and should only be considered in conjunction with, the prospectus. This prospectus supplement is qualified in its entirety by reference to the prospectus, including any amendments or supplements to it, except to the extent that the information provided by this prospectus supplement supersedes or supplements the information contained in the prospectus.

Investing in our securities involves risks. You should read and consider carefully the discussion entitled “Risk Factors” beginning on page 19 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus, including any amendments or supplements to it. Any representation to the contrary is a criminal offense. The shares of common stock are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

EXPLANATORY NOTE

Chino Commercial Bancorp has completed its offering of shares of common stock in a rights offering and is now offering shares of its common stock in a public offering. The purchase price in the rights offering was, and the purchase price in the public offering is, $10.50 per share. However, persons exercising shareholder subscription rights received bonus shares equal to 5% of the number of shares purchased pursuant to such rights, for no additional consideration. Purchasers in the public offering will receive no bonus shares.

This prospectus supplement reports the results of the rights offering, provides information about the public offering, including the number of shares the Board of Directors has determined are available for purchase in the public offering, and updates or supplements certain information in the prospectus. Please refer to our prospectus for more information about our rights offering and the public offering.

If you wish to purchase shares in the public offering, please contact Trish Bowman, Shareholder Relations, at (909) 204-7300 or trishbowman@chinocommercialbank.com; or Sandra F. Pender, Chief Financial Officer, at (909) 393-8880 or spender@chinocommercialbank.com.

The date of this prospectus supplement is March 5, 2012.

RESULTS OF THE RIGHTS OFFERING

The rights offering expired at 5:00 p.m., Pacific Time, on February 22, 2012. In the rights offering, shareholders exercising their rights purchased a total of 41,435 shares of our common stock at a price of $10.50 per share, for an aggregate purchase price of approximately $435,067.50. In addition, such purchasers received bonus shares equal to 5% of the number of shares purchased pursuant to such rights, for no additional consideration, so the total number of shares to be issued in the rights offering was 43,485.

SHARES AVAILABLE IN THE PUBLIC OFFERING

A total of 183,059 shares of our common stock are available for purchase in the public offering at a price of $10.50 per share.

The total size of the offering, including the 43,485 shares sold in the rights offering (with the bonus shares) and the 183,059 shares offered in the public offering, is 226,544 shares. This total number differs from the 235,718 share figure in the prospectus, as the prospectus figure was calculated on the basis of all shares being sold pursuant to subscription rights, and thus included potential bonus shares for all shares offered, whereas the 226,544 figure includes bonus shares only for shares actually sold in the rights offering.

If all 183,059 shares are sold in the public offering, the total gross proceeds to the Company from the rights offering and the public offering will be approximately $2,357,187. As the bonus shares in the rights offering were issued for no additional consideration, there is no effect on the total gross proceeds figure.

The Company reserves the right to allocate shares in the public offering and decline to sell shares to any potential investor in the public offering in its discretion and for any reason.

For additional information concerning the public offering, please refer to the prospectus.

EXPIRATION DATE OF PUBLIC OFFERING

The Board of Directors has extended the expiration date of the public offering until 5:00 p.m., Pacific Time, on March 31, 2012, unless the expiration date is extended in our discretion.

HOW TO PURCHASE SHARES IN THE PUBLIC OFFERING

Detailed information about how to purchase shares in the public offering is included in the prospectus under “TERMS OF THE OFFERING – Subscription Procedure.”

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference into this prospectus supplement in addition to those documents incorporated by reference in the prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 1 of the prospectus. You should carefully read and consider all of these documents before making an investment decision.

•	Current Report on Form 8-K dated January 24, 2012;
•	Current Report on Form 8-K filed on February 7, 2012
•	Current Report on Form 8-K filed on February 21, 2012

Upon written or oral request, Chino Commercial Bancorp will provide without charge to each person, including any beneficial owner to whom this prospectus supplement or the prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement and the prospectus. If you would like to obtain this information from Chino Commercial Bancorp, please direct your request, either in writing or by telephone, to Attention: Sandra F. Pender, Chino Commercial Bancorp, 14245 Pipeline Avenue, Chino, California 91710, (909) 393-8880. Our SEC filings are also available to the public in the “Investor Relations” section of our website, www.chinocommercialbank.com.

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RECENT DEVELOPMENTS

Performance Highlights (Unaudited)

Preliminary Operating Results for Fourth Quarter 2011 versus Fourth Quarter 2010. Net income for the quarter ended December 31, 2011 increased 201.0% to $167,928 from $55,781 for the quarter ended December 31, 2010. Net income per basic and diluted share for the fourth quarter of 2011 was $0.22, as compared to $0.07 for the fourth quarter of 2010. The Company’s annualized return on average equity was 9.13% and annualized return on average assets was 0.63% for the quarter ended December 31, 2011, compared to 3.19% and 0.20%, respectively, for same quarter in 2010. The primary reasons for the change in net income during the fourth quarter of 2011 are as follows:

•	The provision for loan losses decreased to $59 during the fourth quarter of 2011, compared to $239,756 for the fourth quarter of 2010. The decrease in the provision was related to a decrease in non-performing loans and sufficient provisions for the portfolio during the first three quarters of 2011 to eliminate the need for any significant provision in the fourth quarter.
•	The Company posted net interest income of $926,160 for the three months ended December 31, 2011 as compared to $957,354 for the same period of 2010. Average interest-earning assets were $93.9 million with average interest-bearing liabilities of $54.1 million, yielding a net interest margin of 3.91% for the fourth quarter of 2011 as compared to average interest-earning assets of $99.6 million with average interest-bearing liabilities of $64.4 million, yielding a net interest margin of 3.81% for the three months ended December 31, 2010.
•	Non-interest income for the quarter ended December 31, 2011 totaled $309,034, a 34.1% decrease from the fourth quarter of 2010. The decrease was due to a gain on the sale of OREO of $137,478 recognized in the fourth quarter of 2010 that was not repeated in the fourth quarter of 2011.
•	General and administrative expenses were $969,519 for the three months ended December 31, 2011, a decrease of 13.1%, compared to $1,115,683 for the three months ended December 31, 2010. The largest component of general and administrative expenses was salary and benefits expense which totaled $535,442 for the three months ended December 31, 2011 as compared to $555,760 for the three months ended December 31, 2010.
•	The Company’s income tax expense was $97,688 for the three months ended December 31, 2011 as compared to $15,319 for the three months ended December 31, 2010.

Preliminary Operating Results for Year Ended December 31, 2011 versus Year Ended December 31, 2010. For the year ended December 31, 2011 the Company posted consolidated net income of $441,401, an increase of 44.6% over net income of $305,301 for 2010. Net income per basic and diluted share was $0.59 for the year ended December 31, 2011, a 40.5% increase over $0.42 per share compared to the year ended December 31, 2010. The Company’s return on average equity was 6.10% and annualized return on average assets was 0.41% for the year ended December 31, 2011, compared to 4.61% and 0.27%, respectively, for 2010. The primary reasons for the change in net income during 2011 are as follows:

•	The provision for loan losses decreased to $281,719 for the year ended December 31, 2011, a decrease of 63.4%, compared to $769,752 for 2010. The decrease in the provision was due to a decrease in non-performing loans and a substantial decrease in net loan charge-offs in 2011 versus 2010 (see Financial Condition summary below).

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•	The Company posted net interest income of $3,723,284 for the year ended December 31, 2011, compared to $3,892,775 for the year ended December 31, 2010. Average interest-earning assets were $93.7 million with average interest-bearing liabilities of $56.0 million, yielding a net interest margin of 3.97% for the year ended December 31, 2011, as compared to average interest-bearing assets of $99.7 million with average interest-bearing liabilities of $65.2 million, yielding a net interest margin of 3.90% for the year ended December 31, 2010.
•	Non-interest income totaled $1,347,803 for the year ended December 31, 2011, a decrease of 10.6% from $1,506,938 earned for 2010. Service charges on deposit accounts increased $6,744, or 0.6% to $1,173,299 in 2011 due to a higher volume of returned items activity. Gain on sale of foreclosed assets decreased to $61,151 for the year ended December 31, 2011 from $235,766 for 2010, due to a gain on sale OREO of $61,151 received in 2011 compared to a gain on foreclosed equipment totaling $127,839 and a gain on sale of OREO netting $107,927 for the year ended December 31, 2010.
•	General and administrative expenses were $4,118,282 for the year ended December 31, 2011 compared to $4,195,016 for the year ended December 31, 2010. The largest component of general and administrative expenses was salary and benefits expense, which totaled $2,182,644 for the year ended December 31, 2011, compared to $2,193,710 for the year ended December 31, 2010.
•	Income tax expenses were $229,685 for the year ended December 31, 2011 as compared to $129,644 for the year ended December 31, 2010. The effective income tax rates for 2011 and 2010 were approximately 34.2% and 29.8%, respectively.

Financial Condition (Unaudited) at December 31, 2011 versus 2010. The following are important factors in understanding the Company’s financial condition:

•	Non-interest bearing deposits increased 12.6% to $47.2 million at December 31, 2011 from $41.9 million at December 31, 2010. Total deposits at December 31, 2011 totaled $98.1 million, a decline of 4.8% from $103.0 million at December 31, 2010. Core deposits decreased 0.8%, to $85.9 million at December 31, 2011 from $86.6 million at December 31, 2010. The ratio of core deposits to total deposits increased to 87.6% at December 31, 2011 from 84.1% at December 31, 2010.
•	At December 31, 2011, total assets were $109.7 million, a decrease of $4.2 million or 3.7% from December 31, 2010.
•	Gross loans declined to $56.8 million at December 31, 2011 from $60.5 million at December 31, 2010, a decrease of 6.1%, and total investments and Federal funds sold decreased slightly to $40.1 million from $40.9 million at December 31, 2010, a 1.9% decrease.
•	The level of non-performing loans decreased by 13.5% during 2011 to $3.6 million at December 31, 2011 from $4.2 million at December 31, 2010. Many of these loans have been graded as non-performing based on information contained in the borrower’s income tax returns. At year-end 2011 and 2010, all but one of these non-performing loans were current on their scheduled payments. Also at year-end 2011 the Company had one loan which was more than 30 days delinquent for $171,434, and one commercial real estate property in OREO at $439,317.
•	Net loan charge-offs were $185,909 in 2011 compared to $605,125 in 2010, a decrease of $419,216. It is important to note, however, that charge-offs of $127,035 in 2011 and $444,656 in 2010 were taken against loans that were paying as agreed. In many cases these charge-offs were taken to reflect reduced real estate collateral values.

Regulatory Matters

As indicated in the prospectus, the Bank entered into a formal written agreement (the “Agreement”) in April 2011 with the Office of the Comptroller of the Currency (the “OCC”), the Bank’s primary regulator. Entry into the Formal Agreement did not change the Bank’s “well-capitalized” status. The provisions of the Formal Agreement and the Bank’s actions taken as of the date of the prospectus were described in detail in the prospectus.

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Since the date of the prospectus, the Bank has made further progress in complying with provisions of the Formal Agreement. Specifically, after receiving the supervisory non-objection from the OCC, the Bank has added Michael Di Pietro as a new independent director to the Bank Board. Mr. Di Pietro is a practicing CPA with the requisite experience required by the Formal Agreement. The Bank also has obtained a review of insider lending compliance by an independent outside audit firm acceptable to the OCC.

As further indicated in the prospectus, the Bank has also agreed to the OCC establishing higher minimum capital ratios for the Bank, specifically that the Bank would achieve by May 31, 2011, and thereafter maintain, a Leverage Capital Ratio of not less than 9.0% and a Total Risk-Based Capital Ratio of not less than 12.0%. The Bank met the required ratios as of May 31, 2011 and as of December 31, 2011 the Bank’s Leverage Capital Ratio was 9.81% and its Total Risk-Based Capital Ratio was 16.51%, both in excess of the higher minimum capital ratios applicable to the Bank.

Also as disclosed in the prospectus, the Company entered into a memorandum of understanding (“MOU”) with the Federal Reserve Bank of San Francisco (the “FRB”) in July 2011. Since the date of the prospectus the Company has applied for supervisory non-objection from the FRB to add Mr. Di Pietro, currently a director of the Bank, to its Board of Directors.

The above disclosures are intended only to supply information on actions taken subsequent to the date of the prospectus. For additional information concerning the Formal Agreement, the MOU and actions taken to comply therewith, please refer to the “REGULATORY MATTERS” section of the prospectus.

Effective March 1, 2012, all of the Bank’s directors (including the President) and its Chief Credit Officer entered into stipulations with the OCC concerning certain alleged violations of insider lending laws and regulations in which the OCC alleged, and the individuals neither admitted nor denied, that (i) the Board failed to provide proper oversight to ensure compliance with such laws and regulation and approved loans to insiders which involved more than the normal risk of repayment or presented other unfavorable features, (ii) two current directors received such loans; (iii) the President additionally approved numerous impermissible overdrafts on accounts of a former director and/or his related interests, and (iv) the Chief Credit Officer failed to prevent such overdraft activity. In connection with the stipulations, directors Kindsvater, Malooly, and Wolfswinkel paid civil monetary penalties of $500 each; director Cooper paid $1,000; director Young paid $750; the Chief Credit Officer paid $2,500, and the President paid $7,500. The individuals acknowledge that impermissible overdraft activity occurred but do not concur with the remaining allegations. With respect to the overdraft activity, no overdraft fees were ever waived, no overdrafts were charged off, safeguards have been implemented to prevent any such activity in the future, and the Bank suffered no loss or harm. The stipulations conclude this matter with the OCC.

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